

OFFERING MEMORANDUM

facilitated by



Magic Valley Brewing

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Magic Valley Brewing
State of Organization	ID
Date of Formation	04/22/2015
Entity Type	Limited Liability Company
Street Address	208 Broadway Ave N, Buhl ID, 83316
Website Address	magicvalleybrewing.com

(B) Directors and Officers of the Company

Key Person	Richard White

Position with the Company
 	
              Title
           First Year
	
	Owner & CoFounder
	2014

Other business experience (last three years)	**Owner/Brew master** (Magic Valley Brewing, 2014 - Present) — Magic Valley Brewing is a Brew Pub. Current responsibilities include management, recipe development, brewing and include anything that needs to get done in the brewery or pub. **Project Lead** (Power Engineers, 2005 - Present) — Power Engineers is a consulting firm. Current responsibilities include project management and substation P&C design. **Staff Electrical Design** (Vacuum Coating Technology, 1985 - 2005) — VACT produced high vacuum coating equipment for the semi-conductor industry, architectural and automotive low-e glass. Responsibilities included Design department management and control system design.

Key Person	Judy White
Position with the Company Title First Year	 Owner & CoFounder 2015
Other business experience (last three years)	**Owner/General Manager** (Magic Valley Brewing, 2015 - Present) — Magic Valley Brewing is a Brew Pub. Current responsibilities include management, Pub recipe development, front of house management and anything that needs to get done in the brewery or pub. **Owner** (Judy's Housekeeping Plus, 2007 - 2014) — Judy's Housekeeping Plus was a residential and commercial cleaning service. Responsibilities included management, developing clientele, scheduling and cleaning.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Richard White	50%
Judy White	50%

(D) The Company's Business and Business Plan

Our Story

Magic Valley Brewing is the oldest operating craft brewery in Twin Falls County and the Magic Valley, it is in the trout capital of the world, Buhl Idaho, on historic Highway 30 & the Oregon trail. We are a locally owned and operated, family-friendly brew pub that has been serving food and drinks made with local ingredients since 2016. We offer craft beer, in-house pop, local cider, wines and fantastic pub grub. Our brewpub is not just a brewery or restaurant, it is a "public house" where friends and family can come together to have a pint, a meal and enjoy each other's company. Our goal from the start has been to set a high standard and create the best brewpub experience possible, to make you feel as though you are a guest in our home. When you walk in, you will be greeted, and we will do what we can to provide you a level of service that we would expect. Founded in 2015 by Rich and Judy White. Magic Valley Brewing officially opened on June 26, 2016 as a family owned and operated Nano-Brewery. We started with Rich's Keggle system and 3 converted kegs for fermenters and have since expanded into a 2-barrel brewhouse with 21

4

barrels of fermentation space. Our Nano-Brewery hand crafts each batch with quality ingredients and care to provide the best beer possible. In 2019 we brewed a total of 600 barrels and were assigned by the Brewers Association a list position of 717 out of 3,011 Brewpubs that produce less than 1600 barrels. The flagship beers are the Basalt Stout, Blue Heart Blonde, Shoshone Paintbrush (Irish Red) a Jalapeno IPA named El Diablo Corral JPA, Mosey On IPA, Broadway Brown, Golden Trout APA, a black IPA named Black Trout IPA, Temperance Movement Porter, 1000 Springs Popcorn Ale brewed with local organic popcorn. We also brew many seasonal beverages such as the Rock chuck Imperial Red, the Imperial Aztec, Chocolate Cherry Porter, Cranberry Wheat, Black Garlic Cream, Desert flower Prickly Pear, and River Rage Sage made with Big Basin Sage. In 2017 we built a tap trailer with 8 taps that we used to pour beer for the solar eclipse in August of that year. We have used this trailer at many beer festivals and because it provides cold storage, we have gone on to cater weddings, class and family reunions with BBQ and ale. In July 2019 we had the honor to be the only brewery to pour beer for an estimated 3000 Vets during the Combat Veterans Motorcycle Association's National Convention in Boise Idaho. In the fall of 2019, we were able to purchase the building next to us and create a beer garden. This doubled our seating capacity and provided some rental income. The garden construction is still in process, requiring a new condenser unit for the 200 ft2 cooler that was given to us. The side of the cooler will host 18 to 20 taps for the beer garden. This will allow us to keep many of our seasonal ales on year-round. We also intend to install heating units that will allow us to use this space in late fall and early spring. Our next step and the reason we are pursuing this capital raise is to open a tap room in Twin Falls. Why? Buhl is a town with a population of approximately 4,000 people, Twin falls (20 minute drive time) has a population of approximately 50,000 people. We have located and provided a deposit on a space within the core excitement area of the Twin Falls downtown business district. This area is rapidly becoming the hub of the Twin Falls night life. Including Koto Brewing, a tap room/pub and 3 restaurants.

- Established 2016
- Oldest Operating Brewery in Twin Falls County & the Magic Valley
- Expanding to a second location

The Team

Richard White Sr., Owner / Brewer

Richard's skill set comes with twenty years of home brewing experience and five years professional brewing experience as cofounder, President and Brew master for White Water Brewing Company located in Rio Vista, California. With Judy's encouragement they started putting Magic Valley Brewing together in 2014 using this experience and the homebrew recipes perfected during over the years.

Prior and during this time Richard spent 20 years with Vacuum Coating, and currently fifteen years with Power Engineers as an electrical design engineer.

Judy White, Owner / General Manager

Judy is the backbone of Magic Valley Brewing, from creating most of the recipes, running the front end, procurement for the brewery and pub,

Judy has seven years experience at Home Depot where she served as head cashier, trained as a line manager and outside garden manager. After moving to Idaho she owned and operated Judy's Housekeeping Plus for nine years.

Will Jeppeson, Assistant Brewer

Will joined the team in July of 2020 as our assistant brewer.

Kim Trapp, Sales & Distribution Manager

Kim joined the team in July as our Sales & Distribution Manager. Kim brings management experience from other businesses including a startup.

, Brewpub Kitchen Staff

Rick has been with Magic Valley Brewing from the start. He has worked in the kitchen the entire time and also functioned as the brewer for a period of time.

Abby Olsen

, Brewpub Service Staff

Our Brew Pub Service Staff is Heather Walls, Lori Rouse & Angel Peyman.

, Pub on Main Manager

This Roll is still open

, Pub on Main Kitchen Staff

Debi Brown currently works at the Brew Pub and will be part of the Pub on Main Kitchen Staff once it is open.

, Pub on Main Service Staff

Sarah Olsen, Chelsea Wimble have worked at the Brew Pub for some time. Beth Marinovich and Amanda Miller are also currently working at the Brew Pub and will be part of the Pub on Main Service Staff once it is open.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 12 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 12, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Pub on Main Tap Room Opening	$4,000	$20,000
Beer Garden Cooler & Bar	$2,000	$10,000
Fermenters and Bright tanks	$2,500	$12,500
Operating Capital	$900	$4,500
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering “securities” in the form of revenue sharing notes, which we refer to as the “Notes.” The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 2.0%[2]
Payment Deadline	
Maximum Payment Multiple	1.45 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.4%
$20,000	0.8%
$30,000	1.2%
$40,000	1.6%
$50,000	2.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company’s offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Richard White	50%
Judy White	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Glass Road Construction LLC	$170,000	9.25%	08/15/2049	30 year Mortgage on building
J2C Enterprises LLC	$32,000	16%	10/01/2021	Original Angel investment
Glass Road Construction LLC	$40,000	9.25%	11/08/2030	10 year loan to start Pub on Main
Mainvest Revenue Share Note	$100,000	%	10/01/2029	4.0% of revenue until 1.45x investment multiple (1.55x early investor bonus) is achieved.

(Q) Other Offerings of Securities within the Last Three Years

December 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $100,000 Please refer to the company's Form CU dated 2021-03-11 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Magic Valley Brewing has been operating since April 29, 2016 and has since achieved the following milestones:

- Opened location in Buhl, Idaho

- Achieved revenue of $64,013 in 2016, which then grew to $143,660 in 2017.

- Had Cost of Goods Sold (COGS) of $31,218, which represented gross profit margin of 51% in 2016. COGS were then $60,569 the following year, which implied gross profit margin of 58%.

- Achieved profit of $32,795 in 2016, which then grew to $83,091 in 2017.

- Achieved revenue of $143,660 in 2017, which then grew to $181,519 in 2018.

- Had Cost of Goods Sold (COGS) of $60,569, which represented gross profit margin of 58% in 2017. COGS were then $67,586 the following year, which implied gross profit margin of 62%.

- Achieved profit of $83,091 in 2017, which then grew to $113,933 in 2018.

- Achieved revenue of $181,519 in 2018, which then grew to $210,218 in 2019.

- Had Cost of Goods Sold (COGS) of $67,586, which represented gross profit margin of 62% in 2018. COGS were then $63,687 the following year, which implied gross profit margin of 69%.

- Achieved profit of $113,933 in 2018, which then grew to 146,531 in 2019.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Magic Valley Brewing's fundraising. However, Magic Valley Brewing may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$357,371	$382,387	$409,154	$437,794	$459,683
Cost of Goods Sold	$83,980	$89,858	$96,148	$102,878	$108,021
Gross Profit	$273,391	$292,529	$313,006	$334,916	$351,662
EXPENSES					
Rent	$44,052	$44,379	$44,710	$45,044	$45,383
Utilities	$30,384	$30,991	$31,611	$32,243	$32,888
Salaries	$148,000	$151,700	$155,493	$159,380	$163,364
Insurance	$7,277	$7,458	$7,644	$7,835	$8,030
Equipment Lease	$7,000	$7,000	$5,500	$0	$0
Repairs & Maintenance	$1,250	$1,250	$1,250	$1,250	$1,250
Year 1 Build-out costs	$25,000	$0	$0	$0	$0
Year 1 Equipment & Furniture	$4,000	$0	$0	$0	$0
Operating Profit	$6,428	$49,751	$66,798	$89,164	$100,747

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$30,202.00	$39,179.00
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$11,165.00	$12,609.00
Long-term Debt	$40,000.00	$41,077.00
Revenues/Sales	$210,218.00	$181,519.00
Cost of Goods Sold	$63,687.00	$67,586.00
Taxes Paid	$0	$0
Net Income	$-24,094.00	$-55,143.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V